Rule 461(a) Acceleration Request

April 4, 2013

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             TOUCHSTONE FUNDS GROUP TRUST

Pre-Effective Amendment to Registration Statement on Form N-14

File No. 333-186970

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Touchstone Funds Group Trust (the “Trust”) and Touchstone Securities, Inc., as the principal underwriter of the shares of the Trust, hereby request that the Commission declare the Trust’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 effective at 8:00 a.m. on Thursday, April 4, 2013, or as soon as practicable thereafter.

You may direct any questions or comments concerning this request to John M. Ford, Esq. of Pepper Hamilton LLP (215) 981-4009 or, in his absence, to Catherine A. DiValentino, Esq. at (215) 981-4298.

TOUCHSTONE FUNDS GROUP TRUST

By:	/s/ Jill McGruder
Jill McGruder
President

TOUCHSTONE SECURITIES, INC.

By:	/s/ Terrie Wiedenheft
Terrie Wiedenheft
Chief Financial Officer